Exhibit 99.1

IAMGOLD Announces Launch of $500 Million Senior Notes Offering

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TSX: IMG    NYSE: IAG

TORONTO, March 3, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has commenced an offering of $500 million aggregate principal amount of senior notes due 2025 (the "Notes"). IAMGOLD intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemption of its outstanding 6.75% Senior Notes due 2020 (the "Existing Notes").

Pursuant to the terms of the indenture governing the Existing Notes, IAMGOLD will issue a conditional notice of redemption to redeem all of the outstanding Existing Notes, which redemption will be conditional upon the successful completion of the offering of the Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom. This  news release does not constitute an offer to purchase the Existing Notes. This news release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, including the completion and timing of this offering and the intended use of proceeds from this offering to redeem the Existing Notes. They are forward-looking because they are statements about the future that are based on what the Company knows and expects today. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, including, but not limited to, the need to successfully market the offering of Notes, conditions in financial markets and risks discussed in the risk factors section in IAMGOLD's latest annual information form. Accordingly, readers should not place undue reliance on forward-looking statements. IAMGOLD disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

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For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 06:54e 03-MAR-17